WESTERN OIL SANDS INC.



September 9, 2005

Ms. Jill S. Davis
Branch Chief
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010


                         Form 40-F (File No. 333-90736)


Dear Ms. Davis,

         Reference is made to comments to the Form 40-F (the "FORM 40-F") of Western Oil Sands Inc., a Canadian corporation (the "COMPANY"), for the fiscal year ended December 31, 2004 received from the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") in a letter from the Division of Corporation Finance, dated August 25, 2005 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the Form 40-F.

The Company's responses to the Staff's comments are as follows:

         FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

         FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT), PAGE 3

         1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT THREE WHEREIN YOU INDICATE THAT YOU SEPARATE FEEDSTOCKS AND TRANSPORTATION COSTS INCURRED FROM REVENUES EARNED BECAUSE YOU BELIEVE THAT YOUR SHAREHOLDERS ARE INTERESTED IN REVENUES BEING GENERATED BY YOUR BITUMEN RESERVES. YOU ALSO INDICATE THAT YOU DO NOT CONSIDER FEEDSTOCKS AND TRANSPORTATION TO BE OPERATING SINCE THESE TYPES OF COSTS ARE "INCURRED TO EITHER MINE OR UPGRADE THE BITUMEN INTO A SALEABLE PRODUCT". PLEASE PROVIDE AN ANALYSIS THAT EXPLAINS HOW YOU HAVE CONSIDERED THE GUIDANCE IN EIC 123 - REPORTING REVENUE GROSS AS A PRINCIPAL VERSUS NET AS AN AGENT.

         Response to Comment 1:

         The presentation on the face of the Company's Consolidated Statements of Operations and Retained Earnings (Deficit) is as follows:

         -----------------------------------------------------------------------
         YEAR ENDED DECEMBER 31
         (THOUSANDS, EXCEPT AMOUNTS PER SHARE)                  2004        2003
         -----------------------------------------------------------------------

         REVENUES
            Revenue (Note 17)                             $  636,911  $  281,093
            Less Purchased Feedstocks and Transportation     315,236     117,580
                                                          ----------------------
                                                             320,985     163,513
         -----------------------------------------------------------------------

         Under EIC 123 revenue is required to be reported gross when the following conditions are met:

         o    The enterprise is the primary obligor in the arrangement.

         o The enterprise has general inventory risk (before customer order is placed or upon customer return).

         o    The enterprise has latitude in establishing price.

         o The enterprise changes the product or performs part of the service.

         o    The enterprise has discretion in supplier selection.

         o The enterprise is involved in the determination of product or service specifications.

         o The enterprise has physical loss inventory risk (after customer order or during shipping).

         o    The enterprise has credit risk.

         The Company has determined that its revenue stream, as described under the caption Revenue (Note 17), is to be reported gross as required under EIC 123 when circumstances agree to the above conditions. EIC 123 does not, nor does any further Canadian Generally Accepted Accounting Principles, ("Canadian GAAP") preclude a sub-total being presented on the face of the Consolidated Statement of Operations and Retained Earnings (Deficit) which deducts certain amounts from gross revenue, as long as the gross number is presented. This was considered when the Company included both revenue and purchased feedstocks and transportation on the face of the Consolidated Statements of Operations and Retained Earnings (Deficit) in gross dollars, instead of netting the two and displaying only a single line on the face of the financials.

         Operating expenses are different from purchased feedstocks as operating expenses are costs incurred to either mine or upgrade bitumen into a saleable product. These costs include, but are not limited to, labour, fuel, natural gas, maintenance, electricity, catalysts, chemicals and property taxes. Purchased feedstocks are crude products that are introduced at the Upgrader, either into the hydrocracking/hydrotreating process or as a blendstock to create various qualities of synthetic crude oil products. The cost of feedstocks depends on world oil markets. The Company does not generate significant economic resources from the purchase of these feedstocks and the ultimate sale of these feedstocks as a portion of our synthetic crude oil.

         The transportation component of purchased feedstocks and transportation are the cost to get the Company's upgraded products from Edmonton to the final sales destination, which can be at a number of destinations in Canada and the United States. When the Company does sell its upgraded product downstream of Edmonton the sales price for that product is adjusted to reflect the additional costs and is therefore also included in revenue. The Company includes these costs in purchased feedstocks and transportation and displays a sub-total reflecting the difference between these costs and the revenue to provide a relevant presentation to the investor, as the sub-total better reflects the increase in economic resources to the Company as a result of its business operations, which is the mining, upgrading and sale of its bitumen resource from the Athabasca Oil Sands Project. The revenue caption does not provide this alone, as it can fluctuate depending on the cost of feedstocks and the geographic location where the Company sells its products.

         The Company also notes that the Auditor's Report that is attached to its financial statements states that "these consolidated financial statements present fairly, in all material respects, the financial position of Western Oil Sands Inc. as at December 31, 2004 and 2003 and the results of operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles", which would be inclusive of EIC 123.

         In light of the Staff's comment, the Company would be willing to modify its presentation of revenue and purchased feedstocks and transportation in its future quarterly and annual financial statements. The proposed presentation would remove the caption, Revenues, and instead have Revenue and Purchased Feedstocks and Transportation as separate captions, as displayed below:

         -----------------------------------------------------------------------
         YEAR ENDED DECEMBER 31
         (THOUSANDS, EXCEPT AMOUNTS PER SHARE)                2004         2003
         -----------------------------------------------------------------------

         REVENUE (NOTE 17)                             $   636,911  $   281,093
         LESS PURCHASED FEEDSTOCKS AND TRANSPORTATION      315,236      117,580
                                                       -------------------------
                                                           320,985      163,513
         -----------------------------------------------------------------------


         CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE 4

         2. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NUMBER FOUR AND ARE UNABLE TO AGREE WITH YOU CONCLUSION. AS PREVIOUSLY NOTED, THE ILLUSTRATIVE EXAMPLE IN CICA 1540 PRESENTS A SUBTOTAL THAT DOES NOT INCLUDE NET INCOME OR LOSS, AND ONLY INCLUDES "ITEMS NOT EFFECTING CASH". ACCORDINGLY, WE REISSUE OUR PRIOR COMMENT IN ITS ENTIRETY.

                  WE NOTE IN YOUR RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES THAT YOU PRESENT A SUBTOTAL OF NET INCOME AND VARIOUS CHARGES AND CREDITS ABOVE TOTAL NET CASH FROM OPERATING ACTIVITIES. SUPPORT YOUR DISCLOSURE OF THIS SUBTOTAL UNDER CANADIAN GAAP AS THERE DOES NOT APPEAR TO BE A PROVISION WITHIN CICA 1540 FOR THIS PRESENTATION.

         Response to Comment 2:

         The example provided in CICA 1540 is provided as an illustrative example and not as authoritative guidance. In the Company's view Canadian GAAP requires that the companies utilizing the indirect method for presenting cash flow from operating activities present a total including the effects of any change in non-cash working capital. However Canadian GAAP does not prohibit the presentation of a sub-total that does not include the effect of any change in non-cash working capital.

         The Company also notes that Canadian GAAP has guiding financial statement concepts to be considered when preparing financial statements and these principles are described in CICA 1000. Firstly, CICA 1000 discusses the need for financial statements to be comparable between periods and between users. The Company believes the presentation of this sub-total assists in achieving this concept. The sub-total presented, as well as the total for operating activities, are included in the consolidated statement of cash flows to provide two reference points for comparability, instead of one. This enables the users of our financial statements to determine what our cash flow from operations are before any further investment in working capital, as well as after any investment in working capital. It also enables users of our financial statements to better compare our financial statements directly with other Canadian public companies, whose Canadian GAAP financial statements include this sub-total. These Canadian public companies include, but are not limited to, Suncor Energy Inc., Petro-Canada, Shell Canada Limited, Talisman Energy Inc. and Encana Corporation. Four of these five companies are listed on the New York Stock Exchange and file periodic and current reports with the Commission.

         Secondly, CICA 1000 discusses the need for relevance, in particular to predictive value and feedback value. The Company believes that this sub-total provides additional information in both of these regards, as it again provides two reference points to evaluate cash flow, one before and one after changes in non-cash working capital. This enables the user of our financial statements to predict and evaluate our cash flow before and after any timing of payments or receipts considerations, and the user's of our financial statements request this information.

         In light of the Staff's comment, the Company would be willing in future US GAAP reconciliation notes to its annual financial statements to disclose that the presentation of cash flow from operations or cash flow from operating activities before changes in non-cash working capital does not comply with the requirements under US GAAP.

The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 40-F;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, including the Form 40-F; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 233-1707.

Yours truly,


WESTERN OIL SANDS INC.


/s/ David Dyck
-----------------------
David Dyck
Senior Vice President &
Chief Financial Officer